UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 33)*


                           First Financial Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    320228109
                                 (CUSIP Number)

                             Stephen C. Miller, Esq.
                              Krassa & Miller, LLC
                           1680 38th Street, Suite 800
                             Boulder, Colorado 80301
                                 (303) 444-5483
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 25, 2003

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

     Ernest Horejsi Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (A)
        (B)
--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         1,795,100
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,795,100
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person     1,795,100

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)          7.60%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)                 OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

     Lola Brown Trust No. 1B

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (A)
        (B)
--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         2,568,200
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    2,568,200
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person    2,568,200

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)     10.87%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)            OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

     Mildred B. Horejsi Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (A)
        (B)
--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization New York

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         1,922,400
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,922,400
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person     1,922,400

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)        8.14%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)               OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

     Stewart R. Horejsi Trust No. 2

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (A)
        (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         1,697,900
                             ---------------------------------------------------
Shares,Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,697,900
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person     1,697,900

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)        7.19%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)                OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

     Susan L. Ciciora Trust

--------------------------------------------------------------------------------

2.  Check the Appropriate Box if a Member of a Group (See Instructions)
        (A)
        (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         1,359,800
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    1,359,800
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person     1,359,800

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)         5.76%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)                 OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

     John S. Horejsi Trust

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (A)
        (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         100
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power
                           -----------------------------------------------------

Reporting                  9.       Sole Dispositive Power    100
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person        100

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)         0.0004%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)                 OO

CUSIP No. 320228 10 9
--------------------------------------------------------------------------------


1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

     Badlands Trust Company

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (A)
        (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) WC OO

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization South Dakota

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power         0
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power       1,359,900
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power    0
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power  1,359,900
--------------------------------------------------------------------------------

11. Aggregate Amount Beneficially Owned by Each Reporting Person    1,359,900

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)         5.76%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)                 OO

CUSIP No. 320228 10 9

--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only)

     Stewart R. Horejsi

--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
        (A)
        (B)
--------------------------------------------------------------------------------

3.  SEC Use Only

--------------------------------------------------------------------------------

4. Source of Funds (See Instructions) Not applicable

--------------------------------------------------------------------------------

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------

6. Citizenship or Place of Organization United States

--------------------------------------------------------------------------------

Number of                  7.       Sole Voting Power           0
                             ---------------------------------------------------
Shares Bene-
ficially                   8.       Shared Voting Power         0
                           -----------------------------------------------------
Owned by Each
Reporting                  9.       Sole Dispositive Power      0
                           -----------------------------------------------------
Person With
                           10.      Shared Dispositive Power    0
--------------------------------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person       0

--------------------------------------------------------------------------------

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) X

--------------------------------------------------------------------------------

13. Percent of Class Represented by Amount in Row (11)       0%

--------------------------------------------------------------------------------

14. Type of Reporting Person (See Instructions)               IN

                  Amendment No. 33 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the "Shares"), of First Financial Fund, Inc., a Maryland corporation (the "Company"). Items 4 and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), the Lola Brown Trust No. 1B (the "Brown Trust"), the Mildred B. Horejsi Trust (the "Mildred Trust"), the Stewart R. Horejsi Trust No. 2 (the "Stewart Trust"), the John S. Horejsi Trust (the "John Trust"), and the Susan L. Ciciora Trust (the "Susan Trust") as the direct beneficial owner of Shares, and Badlands Trust Company ("Badlands") and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 4.  Purpose of Transaction.

         No change except for the addition of the following:

     On March 25, 2003, Badlands Trust Company, as trustee of the Ernest Horejsi Trust No. 1B, filed a lawsuit in the United States District Court for the District of Maryland seeking a declaratory judgment and ancillary relief and application of the Court's 1991 decision in Larkin v. Baltimore Bancorp. Badlands seeks a declaration that would invalidate one of the Company's bylaws which purports to require an affirmative vote of eighty percent of all shares outstanding in order to amend certain other bylaws. The Complaint and Motion are attached as Exhibit 24 and incorporated in this statement by reference.

Item 7.   Material to be Filed as Exhibits.

     Exhibit 24. Complaint and Motion filed by Badlands Trust Company in the United States District Court for the District of Maryland dated March 25, 2003.

                                    Signature


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 27, 2003


                                    /s/ Stewart R. Horejsi
                                    --------------------------------------------
                                    Stewart R. Horejsi



                                    /s/ Stephen C. Miller
                                    --------------------------------------------
                                    Stephen C. Miller,  as Vice President of
                                    Badlands  Trust  Company,  trustee of the
                                    Ernest  Horejsi  Trust No. 1B, the Lola
                                    Brown Trust No. 1B, the Mildred B. Horejsi
                                    Trust,  the Stewart R. Horejsi  Trust No. 2,
                                    the Susan L. Ciciora  Trust,  and the
                                    John S. Horejsi Trust.

EXHIBIT 24
                          UNITED STATES DISTRICT COURT
                          FOR THE DISTRICT OF MARYLAND
                                Northern Division



-------------------------------------------------------------------------

BADLANDS TRUST COMPANY,
     A SOUTH DAKOTA CORPORATION,
     AS TRUSTEE FOR
     ERNEST HOREJSI TRUST NO. 1B

                                    Plaintiff,

v.                                              Civil Action No.

FIRST FINANCIAL FUND, INC.
     A MARYLAND CORPORATION,

                                    Defendant.
-------------------------------------------------------------------------

                                    COMPLAINT

         Plaintiff, Badlands Trust Company, by and through its undersigned counsel, sues the defendant, First Financial Fund, Inc., and for its cause of action, states:
                              Nature of this Action

1. This is an action for declaratory judgment and ancillary relief and application of this Court's decision in Larkin v. Baltimore Bancorp, 769 F. Supp. 919, 924 (D. Md.), aff'd mem., 948 F.2d 1281 (4th Cir. 1991).

2. Plaintiff seeks declaratory and ancillary relief holding that Section XI.3 of the By-Laws of First Financial -- which requires an affirmative vote of eighty percent of all shares outstanding in order to amend certain by-laws -- is invalid under the Maryland General Corporation Law ("MGCL"). The Court invalidated a substantially identical by-law in Larkin under Section 2-506(a) of the MGCL.

                                   The Parties

3. The Plaintiff in this action is Badlands Trust Company ("Badlands"), as trustee for the The Ernest Horejsi Trust No. 1B ("Horejsi Trust" or "the Trust"). Badlands is a South Dakota corporation with its principal place of business in South Dakota. The Horejsi Trust is a trust organized pursuant to Kansas law by Mr. Ernest Horejsi for the benefit of his issue. The business address of both Badlands and the Horejsi Trust is 614 Broadway, Yankton, South Dakota. All of the beneficiaries of the Horejsi Trust are residents of states other than Maryland or New Jersey. The Trust is the beneficial owner of more than five percent of the outstanding and issued common stock of the defendant.

4. The defendant in this action is First Financial Fund, Inc. ("First Financial" or "FF"). First Financial is a Maryland corporation, which has its primary place of business in Newark, New Jersey. First Financial is a closed end mutual fund that is part of the Prudential Financial, Inc. Fund Complex. First Financial is a public company traded on the New York Stock Exchange under the symbol "FF."

                                  Jurisdiction

5. Subject matter jurisdiction exists in this Court under 28 U.S.C. Section 1332 because the matter in controversy exceeds the sum or value of $75,000, exclusive of interest and costs and is between citizens of different states.

6. Personal jurisdiction over the defendant is authorized by, inter alia, Md. Code Ann., Corps. & Ass'ns Section 1-102 (1999), and Md. Code Ann., Courts & Jud. Procs. Section 6-102(a) (1998), because the defendant is a person organized under the laws of the State of Maryland.

                               Factual Background

7. The Horejsi Trust was the record holder of 100 shares of common stock and the beneficial owner of 1,795,000 shares of First Financial on March 5, 2003, the deadline for submission of shareholder proposals to First Financial for inclusion on the agenda of the 2003 First Financial Annual Meeting of shareholders.

8. On February 28, 2003, the Horejsi Trust notified First Financial if its intent to propose amendments to three First Financial by-laws at the 2003 Annual Meeting. All of the proposed amendments concern the election of directors. See Letter dated February 28, 2003, a true and correct copy of which is attached as Exhibit A.

9. One of the three proposed amendments would change the First Financial by-law (the "Election By-law") that presently requires a vote of the majority of all shares outstanding in order to elect a director, the same by-law that Badlands challenged in litigation in this Court captioned Badlands Trust Co. v. First Financial Fund, Inc., 224 F. Supp. 2d 1033 (D. Md. 2002), rev'd, 2003 U.S. App. Lexis 1492 (4th Cir. 2003) (per curiam, unpublished). The Horejsi Trust intends to place before the shareholders of First Financial a proposed amendment to the Election By-law that would change the standard for election of directors to the simple plurality standard provided under MCGL Section 2-404(d).

10. As presently stated, the Election By-law provides:

         Section 3. Election. Directors shall be elected by vote of the holders of a majority of the shares of common stock outstanding and entitled to vote thereupon.


By-laws of First Financial Fund, Inc. at 5, a true and correct copy of which is attached as Exhibit B.

11. On February 20, 2003, Badlands asked the First Financial Board of Directors to recommend to FF shareholders the removal of the Election By-law. See Letter dated February 20, 2003, a true and correct copy of which is attached as Exhibit C.

12. First Financial responded on February 27, 2003, stating that the request would be "taken under advisement." See Letter dated February 27, 2003, a true and correct copy of which is attached as Exhibit D. To date, the First Financial Board of Directors has not indicated that it will recommend removal of the Election By-law to the shareholders.

13. Therefore, on February 28, 2003, Badlands notified First Financial that it would propose an amendment to the Election By-law at the 2003 annual shareholders meeting. The amendment will repeal the existing by-law and provide that directors are elected by a plurality of votes cast at the meeting, consistent with the Maryland public policy set forth in Section 2-404(d) of the MGCL. See Exhibit A.

14. The shareholder vote on Badlands' proposed amendment to the Election By-law will determine whether First Financial elects its directors according to the plurality of votes cast standard proposed by Badlands, or the majority of shares outstanding standard in the current version of the Election By-law.

                      The Challenged Super-Majority By-Law

15. First Financial By-law XI.3 (the "Eighty Percent By-law") presently governs proposed amendments to certain First Financial by-laws, including the Election By-law.

16. Under the Eighty Percent By-law, an affirmative vote by at least eighty percent of the outstanding shares entitled to vote is required to approve amendments to the particular by-laws listed in the Eighty Percent By-law:

         Section 3. Certain Amendments Requiring More than Majority Approval. No amendment of Article III, Section 2 concerning the terms of Directors,
         Article III, Section 3 concerning election of Directors, Article III,
         Section 5 concerning removal of Directors or Article XI, Section 3 of these By-laws shall be made except by the affirmative vote or consent of the holder of at least eighty percent of the Corporation's outstanding shares.

Ex. B at 14.

17. Thus, under the Eighty Percent By-law, at least eighty percent of all outstanding shares must vote in favor of Badlands' proposed amendment to the Election By-law for the proposed amendment to be enacted.

18. This Court has previously invalidated exactly such an eighty percent by-law voting requirement under Maryland law in a decision that was affirmed by the Fourth Circuit. Larkin v. Baltimore Bancorp, 769 F. Supp. 919, 924 (D. Md.), aff'd mem. 948 F.2d 1281 (4th Cir. 1991).

                        REQUEST FOR DECLARATORY JUDGMENT

19. The preceding paragraphs are incorporated by reference as though fully set forth.

20. Md. Corps. & Ass'ns Code Section 2-506(a) provides:

         Section 2-506.  Quorum; voting.

         (a) General rule. -- Unless this article or the charter of a corporation provides otherwise, at a meeting of stockholders:

                  (1) The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting constitutes a quorum; and

                  (2) A majority of all the votes cast at a meeting at which a quorum is present is sufficient to approve any matter which properly comes before the meeting.


21. This MGCL section establishes the "general rule" that at a meeting of the stockholders a "majority of all the votes cast" shall be sufficient to approve any matter.

22. Thus, the eighty percent voting requirement of the Eighty
Percent By-law is valid only if there is a provision in the Charter (or Articles of Incorporation) of First Financial or in the MGCL that authorizes it.

23. There is no provision in the MGCL or in the Charter (or Articles of Incorporation) of First Financial that alters the "general rule" that a majority of the votes cast is sufficient for any shareholder action amending corporate by-laws.

24. In Larkin v. Baltimore Bancorp, 769 F. Supp. 919, 924 (D. Md.), aff'd mem., 948 F.2d 1281 (4th Cir. 1991), this Court held that MGCL Section 2-506(a) prohibits eighty percent "super-majority" voting requirements such as the Eighty Percent By-law where there is no provision in the MGCL or corporate Charter that permits such a by-law.

WHEREFORE Plaintiff prays that the Court issue the following relief:

     a) A declaration that the eighty percent voting requirement of the Eighty Percent By-law is invalid as inconsistent with and unauthorized by Md. Corps. & Assns Code Section 2-506(a)(2) and the decision of this Court in Larkin v. Baltimore Bancorp, 769 F. Supp. 919, 924 (D. Md.), aff'd mem., 948 F.2d 1281 (4th Cir. 1991).

     b) Such other additional and further relief as the Court deems just, equitable and appropriate.

                                    Respectfully submitted,

                                    /s/ James H. Hulme

                                    James H. Hulme (Md. Bar No. 00875)
                                    Donald B. Mitchell, Jr. (Md. Bar No. 22944)
                                    J. Marcus Meeks (Md. Bar No. 15191)
                                    ARENT FOX KINTNER PLOTKIN & KAHN, PLLC
                                    1050 Connecticut Avenue, N.W.
                                    Washington, D.C.  20036-5339
                                    Telephone:  (202) 857-6144

                 Counsel for Plaintiff, Badlands Trust Company, as trustee for the Ernest Horejsi Trust No. 1B

                          UNITED STATES DISTRICT COURT
                          FOR THE DISTRICT OF MARYLAND
                                Northern Division


-------------------------------------------------------------------------

BADLANDS TRUST COMPANY,
     A SOUTH DAKOTA CORPORATION,
     AS TRUSTEE FOR
     ERNEST HOREJSI TRUST NO. 1B

                                          Plaintiff,

v.                                                  Civil Action No.

     FIRST FINANCIAL FUND, INC.
     A MARYLAND CORPORATION,

                                          Defendant.
-------------------------------------------------------------------------



                          PLAINTIFF'S MOTION FOR SPEEDY
                       DECLARATORY JUDGMENT HEARING UNDER
                                    RULE 57
                                      AND
                        MEMORANDUM IN SUPPORT OF MOTION

     Defendant First Financial, Inc. has a by-law that purports to require a vote of at least eighty percent of the shares outstanding in order to amend certain other by-laws. That by-law is patently invalid under Maryland law-- specifically Section 2-506 of the Maryland General Corporation Law ("MGCL"). This Court so held in Larkin v. Baltimore Bancorp, 769 F. Supp. 919, 924 (D. Md.), aff'd mem. 948 F.2d 1281 (4th Cir. 1991). As it did in Larkin, the Court should immediately issue a declaratory judgment finding the eighty percent shareholder vote by-law to be invalid.

     The issue is of utmost urgency because the First Financial annual shareholders' meeting will be held in August 2003. A speedy declaratory judgment, under Rule 57, Fed. R. Civ. P., is both appropriate and necessary to allow the distribution of accurate and complete proxy materials beginning in May 2003. The Case Is Ripe For Immediate Declaratory Relief And A Speedy Hearing Under Rule 57.

     Plaintiff Badlands Trust Company ("Badlands"), as trustee for The Lola Brown Trust No. 1B, contested the August 2002 election of management directors for First Financial Fund, Inc. ("First Financial") in this Court. Badlands argued that First Financial's by-law governing the election of directors, By-law
III.3 (the "Election By-law"), was illegal because it required a majority of all shares outstanding to elect a director, instead of the simple plurality called for under MGCL Section 2-404(d). This Court agreed, 224 F. Supp. 2d 1033 (D. Md.
2002), but the Fourth Circuit upheld the validity of First Financial's Election By-law on January 30, 2003. Badlands Trust Co. v. First Financial Fund, Inc., No. 02-2088 (4th Cir. January 30, 2003).

     Badlands is now proposing to amend the Election By-Law so that directors may be elected by plurality vote, consistent with the Maryland public policy set forth in Section 2-404(d) of the MGCL. A vote on Badlands's proposal will be held at the August 2003 annual meeting of shareholders. And therein lies this new case -- First Financial claims that Badlands will have to win the vote of 80% of the shares outstanding in order to change the Election By-Law!

     Article XI, Section 3 of the By-Laws (the "Eighty Percent By-law") requires an eighty percent, super-majority vote to amend the Election By-law. First Financial's Eighty Percent By-law is substantively identical to the eighty percent by-law invalidated and enjoined by this Court in Larkin. Therefore, this Court should issue immediate declaratory relief invalidating First Financial's Eighty Percent By-law.
                               Factual Background.

     Ernest Horejsi Trust No. 1B ("Horejsi Trust") is the record holder of
100 shares of common stock and the beneficial owner of 1,795,000 shares of First Financial. On February 28, 2003, the Horejsi Trust notified First Financial of its intent to propose an amendment to First Financial's Election By-Law. See Exhibit A, Declaration of Stephen C. Miller at Paragraph 10.

     As this Court knows, First Financial's current by-laws provide that directors must be elected by a majority of the shares outstanding. This Election By-law was upheld by the United States Court of Appeals for the Fourth Circuit on January 30, 2003. Badlands Trust Co. v. First Financial Fund, Inc., No. 02-2088 (4th Cir. January 30, 2003).

         Specifically, the Election By-law currently provides:

                  Section 3. Election. Directors shall be elected by vote of the holders of a majority of the shares of common stock outstanding and entitled to vote thereupon.


First Financial By-laws,  art. III, sec. 3, attached to the Complaint as Exhibit
B. The Horejsi Trust has proposed that directors be elected by plurality vote, consistent with the Maryland public policy set forth in Section 2-404(d) of the MGCL.

              The Proposed By-law Amendments and Pending Election.

     On February 20, 2003, Badlands asked the First Financial Board of Directors to recommend to FF shareholders the removal of the Election By-law. See Ex. A at Paragraph 7. First Financial responded on February 27, 2003, stating that the request would be "taken under advisement." See Ex. A at Paragraph 8. To date, the First Financial Board of Directors has not indicated that it will recommend removal of the Election By-law to the shareholders. See Exhibit A at Paragraph 9.

     On February 28, 2003, therefore, Badlands notified First Financial that it would propose an amendment to the Election By-law at the 2003 annual shareholders meeting. See Exhibit A at Paragraph 10.The amendment will repeal the Election By-law and provide that directors are elected by a plurality of votes cast at the meeting. See id.

     The shareholder vote on Badlands's proposed amendment to the Election By-law will determine whether First Financial elects its directors according to the plurality of votes cast standard proposed by Badlands, or the majority of shares outstanding standard in the current version of the Election By-law.

                           The Super-Majority By-Law.

     Under First Financial's Eighty Percent By-law, however, an affirmative vote by at least eighty percent of the outstanding shares entitled to vote is required to approve amendments to the particular by-laws listed in the Eighty Percent Bylaw, including the Election By-Law:

                  Section 3. Certain Amendments Requiring More than Majority Approval. No amendment of Article III, Section 2 concerning the terms of Directors, Article III, Section 3 concerning election of Directors, Article III, Section 5 concerning removal of Directors or Article XI, Section 3 of these By-laws shall be made except by the affirmative vote or consent of the holder of at least eighty percent of the Corporation's outstanding shares.


Complaint Ex. B, art XI, sec. 3 (emphasis added). Thus, according to the challenged First Financial 80% By-laws, at least eighty percent of all outstanding shares must vote in favor of Badlands' proposed amendment to the Election By-law for the proposal to be enacted.

     This Court has previously invalidated a substantively identical eighty percent by-law voting requirement under Maryland law in a decision that was affirmed by the Fourth Circuit. Larkin v. Baltimore Bancorp, 769 F. Supp. 919, 924 (D. Md.), aff'd mem., 948 F.2d 1281 (4th Cir. 1991). As set forth below, the same result is mandated here.

                      This Case Presents One Legal Issue:
     First Financial's Eighty Percent By-law Is Invalid Under Maryland Law.

     Section 2-506(a) of the MGCL -- titled "General Rule" -- states that "[u]nless this article or the charter of a corporation provides otherwise ... [a] majority of all the votes cast at a meeting ... is sufficient to approve any matter which properly comes before the meeting." This Court has directly ruled that MGCL section 2-506(a)(2) is a "ban against super-majority votes." Larkin, supra, 769 F. Supp. at 924.

     Indeed, the decision of this Court in Larkin is directly on point and invalidates the Eighty Percent By-law here. In Larkin, as in this case, the plaintiff shareholders submitted a proposal to amend the by-laws of Baltimore Bancorp regarding, inter alia, the election of directors. Baltimore Bancorp management resisted the proposed amendment, citing a separate company by-law that required a super-majority vote of at least eighty percent of all shares entitled to vote before the by-law governing election of directors could be amended. Plaintiffs filed suit in this Court, arguing that the 80% vote requirement was, itself, illegal, and violated MGCL Section 2-506. Finding in favor of the plaintiff shareholders, this Court held that MGCL Section 2-506(a)(2) is a "ban against super-majority votes" unless the MGCL or the corporate charter provides for such a requirement. Larkin v. Baltimore Bancorp, 769 F.Supp. 919, 924 (D. Md.), aff'd mem., 948 F.2d 1281 (4th Cir. 1991).

     As in Larkin, neither the MGCL nor First Financial's charter provides for the super-majority requirement found in the Eighty Percent By-law. Accordingly the First Financial by-law's eighty percent requirement is invalid. The Court Should Order a Speedy Hearing on Badland's REquest for a Declaratory Judgment Under Rule 57.

     The issue is of utmost urgency because the First Financial annual shareholders' meeting will be held in August 2003. Proxy materials proposing by-law changes will begin distribution in May 2003. Under applicable SEC regulations, those proxy materials must contain a statement of the vote required to enact the proposed by-law amendments.1 The material facts are not and cannot be disputed. This case presents purely a question of law. Therefore, under the express authority of Rule 57, Fed. R. Civ. P., the Court should "order a speedy hearing of [this] action for declaratory judgment and [should] advance it on the calendar." In addition, to allow for the scheduling of the speedy hearing, the Court should allow Badlands to file a summary judgment motion prior to the expiration of the twenty-day period provided by Rule 56(a) and should order expedited briefing of that motion. Badlands has submitted a proposed Order granting such a request.

CONCLUSION.

         The Eighty Percent By-law is invalid under this Court's decision in Larkin. It cannot stand. No material facts can be disputed. The case is ripe and appropriate for a speedy declaratory judgment.

                                    Respectfully submitted,

                                    /s/ James H. Hulme


                                    James H. Hulme (Md. Bar No. 00875)
                                    Donald B. Mitchell, Jr. (Md. Bar No. 22944)
                                    J. Marcus Meeks (Md. Bar No. 15191)
                                    ARENT FOX KINTNER PLOTKIN & KAHN, PLLC
                                    1050 Connecticut Avenue, N.W.
                                    Washington, D.C.  20036-5339
                                    Telephone:  (202) 857-6144

                 Counsel for Plaintiff, Badlands Trust Company, as trustee for the Ernest Horejsi Trust No. 1B


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ENDNOTE:

1 See 17 C.F.R.ss.240.14a-101, Item 21(a).